TSX, NYSE-MKT Symbol: NCQ	News Release

NovaCopper Announces Positive Initial Metallurgical
Optimization Results from the Arctic Deposit

Copper recoveries increase to 88.6% from 86.8%

Zinc recoveries increase to 91.7% from 81.1%

Notable improvement in precious metals recoveries

November 14, 2012 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper” or "the Company”) is pleased to announce the results of a recently completed metallurgical test work program using sample material from the Arctic deposit at the Upper Kobuk Mineral Projects in Alaska. This metallurgical test work program was carried out to explore ways of improving the economics of the Arctic deposit. Arctic is a high-grade copper-lead-zinc volcanogenic massive sulfide deposit which also contains significant amounts of precious metals. The mineralized material from Arctic has been shown to be amenable to traditional flotation methods for the production of saleable base-metal concentrates. The metallurgical results in this recent test work program, completed by SGS Laboratories of Vancouver, Canada, were better than previous results reported in the Preliminary Economic Assessment (“PEA”) filed on SEDAR on April 24, 2012. Average metallurgical results, based on three separate composite samples, are summarized in Table 1below.

Table 1: Arctic Deposit – Metallurgy Optimization Results

	Metal Recoveries					Concentrate Grades
	Cu	Zn	Pb	Ag	Au	Cu	Zn	Pb	Ag	Au
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(g/t)	(g/t)
Copper Concentrate	88.6%	5.0%	8.3%	35.0%	70.8%	29.5%	4.4%	1.4%	240.0	5.5
Zinc Concentrate	4.6%	91.7%	3.4%	7.5%	5.8%	1.7%	59.2%	0.5%	49.6	0.5
Lead Concentrate	2.5%	1.4%	83.9%	49.7%	2.1%	3.2%	3.0%	54.4%	1,500.0	1.4

Highlights of the recent metallurgical test work results:

  The two key concentrates for the project, the copper and zinc concentrate are shown to be very high quality and will be readily saleable in the world market.
  Gold deportment in the flotation process was consistently high and gold reported into the copper concentrate
  Locked cycle tests, using the flow sheet shown in Figure 1, demonstrated copper recoveries of 88.6% versus the previously reported recovery of 86.8% as seen in
  Table 2.
  These same locked cycle tests, also demonstrated increased recovery of zinc to 91.7% from 81.1%.

  Lead recoveries to the lead concentrate increased to 83.9% from 68.1%.
  The proportion of precious metals reporting to the copper concentrate increased to 70.8% for gold and 35.0% for silver, compared to 10.9% and 14.5%, for gold and silver, respectively.

Table 2: Arctic Deposit – Previous Metallurgical Results, Arctic PEA

	Metal Recoveries					Concentrate Grades
	Cu	Zn	Pb	Ag	Au	Cu	Zn	Pb	Ag	Au
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(g/t)	(g/t)
Copper Concentrate	86.8%	5.7%	9.8%	14.5%	10.9%	29.10%	2.71%	0.77%	70.53	0.71
Zinc Concentrate	0.8%	81.1%	1.9%	1.8%	1.8%	0.41%	59.10%	0.23%	13.42	0.36
Lead Concentrate	2.7%	1.1%	68.1%	47.3%	48.7%	10.00%	5.78%	58.80%	2,540.50	35.14

“It is extremely encouraging that we have been able to increase the base and precious metal recoveries at Arctic,” said Rick Van Nieuwenhuyse, NovaCopper’s President and Chief Executive Officer. “Furthermore, it is particularly important to see more of the precious metals content reporting to the copper concentrates given the fact that copper smelters generally provide significantly higher credits for precious metals than zinc or lead smelters. It is also important to note that the recent metallurgical test work indicates that there is still room to further enhance copper recoveries. We will be moving forward with additional test work and expect to continue to optimize copper recoveries at Arctic.”

Discussion of Results

The recently completed metallurgical testing program was carried out so as to enhance the recoveries of base and precious metals to copper, zinc and lead concentrates. Given that copper smelters tend to provide favorable credits for precious metal content in copper concentrates, work was also carried out so as to increase the amount of precious metals which report to the copper concentrate.

The scope of the work included mineralogy, comminution and flotation test work. Mineralogical characterization of each composite indicated similar mineralogy on all three composites. The samples were composed mainly of pyrite, quartz and carbonates. Chalcopyrite was the main carrier of copper. Lead was mainly present as galena with some leadsulphosalts. Zinc deportment is predominantly sphalerite. Each of the composites contained a significant amount of floatable talc.

As seen in Figure 1, the recovery process is comprised of four main segments: an initial stage of pre-floating the talc in which a talc concentrate is produced and discarded, a second stage of flotation which produces a bulk copper and lead concentrate which carries most of the precious metals, a third stage of zinc flotation which produces a high grade zinc concentrate and a final stage with a copper and lead separation circuit which has the effect of removing lead from the copper concentrate. The overall process produces saleable copper, zinc and lead concentrates.

These updated metallurgical results, and any further metallurgical optimization results, will be used in any future engineering studies and economic analysis for the Arctic deposit.

The Ambler Mining District

The Ambler mining district is one of the richest and most prospective known copper districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class volcanogenic massive sulfide (“VMS”) deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits rich in copper, but also contain significant amounts of cobalt, silver and gold. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit with ~7% copper-equivalent grades1 and the Bornite carbonate replacement deposit. Both deposits are located within the Company’s UKMP land package that spans approximately 143,000 hectares. The Arctic deposit had a post-tax net present value of between approximately US$500 million and US$1.0 billion, depending on metal price assumptions in the Preliminary Economic Assessment (“PEA”) filed April 24, 20122.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic characteristics applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized.

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1 The Ambler copper-equivalent resource is calculated using the following metals price assumptions: (in USD) $3.93/lb Cu, $1,815/oz Au, $40.55/oz Ag, $0.98/lb Zn, and $1.08/lbPb; and is based on grades of 4.05% Cu, 0.80 g/t Au, 59.55 g/t Ag, 5.81% Zn, and 0.97% Pb. Calculation excludes any adjustments for metal recoveries
2 NovaCopper filed a PEA for the Ambler Project on April 24, 2012 entitled "NI 43-101 Preliminary Economic Assessment Ambler Project Kobuk, AK" Report dated March 9, 2012. It is available for download on NovaCopper's website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Qualified Person

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101") and supervised and reviewed by Jeffrey B. Austin, P.Eng., President, of International Metallurgical and Environmental Inc., a "Qualified Person" as defined in National Instrument 43-101 and the person who oversees metallurgical developments for NovaCopper.

About NovaCopper

NovaCopper Inc. is a base metals exploration company focused on exploring and developing the Ambler mining district in Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit with ~7%1copper-equivalent grades and the Bornite carbonate replacement deposit. At Bornite, drill hole RC11-187 contained 178 meters of 4.0% copper, including 34.7 meters of 12.0% copper. Both properties are located within NovaCopper’s land package that spans approximately 143,000 hectares. NovaCopper has formed an alliance with NANA, an Alaskan Native Corporation and both companies are committed to developing the Ambler mining district in cooperation with the local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

More information on the Company, its properties and its management team is available on the Company’s website at www.novacopper.com.

NovaCopper Contact:

Patrick Donnelly
Vice President, Corporate Communications
patrick.donnelly@novacopper.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; uncertainty related to the economic predictions contained herein derived from the PEA; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold Resources Inc.’s Management Information Circular dated February 27, 2012 for the special meeting of securityholders held to consider the spin-out of NovaCopper Inc. filed with the Canadian securities regulatory authorities, and NovaCopper's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.